===============================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                             -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No   X
                       -----                    -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

===============================================================================

The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

                                TABLE OF CONTENTS


1. Other Events

     On December 12, 2001 in Singapore, the Company reiterated its revenue and earnings guidance for the fourth quarter of 2001. A copy of the Company's press release dated December 12, 2001 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


2. Exhibits

     99.1 Press release of the Company dated December 12, 2001.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 12, 2001

                                CHARTERED SEMICONDUCTOR
                                MANUFACTURING LTD


                                By: /s/ Chia Song Hwee
                                    -------------------------------------
                                Name:  Chia Song Hwee
                                Title: Senior Vice President,
                                       Chief Financial Officer and
                                       Chief Administration Officer

                                 EXHIBIT INDEX


99.1    Press release of the Company dated December 12, 2001.